Exhibit 99.1

Brenmiller Reports First Half 2024 Financial Results: Upcoming Catalysts Include Potential Milestones on Project Pipeline Representing Up-To $500 Million in Potential Value

●	Brenmiller entered a definitive agreement for a $1.05 million private placement priced at a 52% premium to market on August 2, 2024, with an existing institutional shareholder which will have the right to make a further investment an additional 1 million shares, in the event the Company’s ordinary shares close at or above $2.50 per share within the next 12 months

●	Projects currently in development and construction phases are expected to produce multiple recurring revenue streams

●	Expanding bGen™ into new application for cooling AI data centers with the development of a Cold Thermal Energy Storage solution, the bGen™ Cool

Rosh Ha’ayin, Israel, August 29, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility markets, today reported financial results as of and for the six months ended June 30, 2024, in addition to operational and recent business development updates.

Management Commentary

“Our pioneering bGen™ thermal battery continues to support the growing and mostly unmet need for on-demand access to sustainable heat. We have built an impressive project pipeline, potentially worth up to $500 million in value, and our team is working tirelessly, day in and day out, to move this pipeline forward so that we can start delivering meaningful cost savings and emissions reductions for our customers as well as recurring revenues for our company and value for our shareholders,” said Brenmiller Chairman and Chief Executive Officer, Avi Brenmiller, “Among the proposals in our pipelines, several include negotiations with some of the world’s largest producers of consumer goods, including Fortune 500s. All of our potential contracts are in geographic markets with robust manufacturing sectors and where established regulations make our technology feasible and cost-competitive—or cheaper—with fossil fuels.”

“In an exciting new development, our team is exploring ways to expand our technology’s capabilities to deliver cold thermal energy storage (“CTES”) for artificial intelligence (“AI”) data centers. The rapid growth of AI computing and the funding-rich ecosystem around AI applications has created downstream decarbonization and financial opportunities that we believe can be met using CTES. We anticipate minimal investment is needed to adapt our bGen™ thermal battery for data center applications.”

“As we continue executing our current projects and increasing worldwide distribution through local partnerships, we expect our gigafactory to be fully operational by the end of 2024, with capacity to produce up-to 4 GWh of bGen™ systems annually. We are very optimistic about market demand for our bGen™ TES technology and our ability to deliver throughout the remainder of 2024 and into the future.”

First Half 2024 and Recent Operational and Business Developments

HaaS Recurring Revenue Projects to Deliver Customer Savings and Reduce Greenhouse Gas Emissions

●	Brenmiller to build, own and operate a 30 MWh bGen™ ZERO system for one of Europe’s largest pet food manufacturers: On August 19, 2024, Brenmiller entered a 12-year Heat as a Service (“HaaS”) agreement with Partner in Pet Food Hungaria KFT (“PPF”), one of Europe’s leading private label pet food producers. Brenmiller will deliver low-cost and low-carbon steam to PPF and be in a position to offer grid balancing services to the local transmission system operator. This is the first project through which Brenmiller will generate revenues from both selling heat as a service and offering balancing services to the local grid. Brenmiller’s bGen™ ZERO will take priority over PPF’s existing fossil fuel boilers, lowering the pet food manufacturer’s energy costs and carbon footprint by reducing gas use at its Hungarian factory by 25-30%. PPF will purchase steam from Brenmiller at a fixed rate.

●	bGen™ ZERO installation moves into construction phase at Heineken-backed beverage manufacturing plant for project estimated to save $7.5 million: Brenmiller will replace fossil fuel boilers with a 32 MWh bGen™ system at Tempo Beverages Ltd.’s (“Tempo”) beverage production plant in Netanya, Israel. Tempo will purchase steam from Brenmiller at a fixed rate through a HaaS contract. By eliminating the use of approximately 2,000 tons of heavy fuel each year, Brenmiller’s bGen™ is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years. Partially owned by Heineken International B.V., Tempo is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi. The bGen™ TES system for Tempo will charge using a combination of roof-top solar and ultra-low-cost off-peak grid power. System assembly is expected to be completed by the end of 2024 and commissioned in May 2025.

●	$450,000 grant from Israel Innovation Authority propels $3.55 million agreement to supply clean electric heat to Wolfson Hospital: Brenmiller signed a 7-year definitive agreement to supply Israel’s Wolfson Hospital with electric heat. The project is valued at $3.55 million and Brenmiller will earn recurring revenues through a HaaS contract. A grant of approximately $450,000 from the Israel Innovation Authority is being used to help finance the project. Brenmiller’s bGen™ ZERO will replace Wolfson Hospital’s outdated diesel boilers, which are both costly and polluting. According to the Israeli Ministry of Finance, Brenmiller’s bGen™ ZERO will potentially save Wolfson Hospital up to $1.3 million in annual energy costs and reduce the hospital’s local carbon footprint by 3,900 tons per year.

●	Successfully handed over bGen™ system to the State University of New York (SUNY) at Purchase: Brenmiller completed all required system tests and operator training for its first U.S. bGen™ installation and handed the system over to SUNY Purchase. bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually.

Looking to Ramp Sales in North America Through Distribution Partnerships

●	U.S. distribution gets boost with 5-year $150 million sales milestone license agreement in the Northeast: Brenmiller signed an exclusive distribution agreement with Rock Energy Storage (“RES”). RES will sell and distribute bGen™ TES systems in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, Vermont, and New York. The definitive 5-year agreement includes cumulative projected sales milestones exceeding $150 million.

●	MOU with Proactive Planet to advance potential $6 million worth of projects in Alberta, Canada: A non-binding Memorandum of Understanding (“MoU”) was signed between Brenmiller and Proactive Planet, a renewable energy solutions provider based in Calgary, to distribute bGen™ TES systems to industrial companies and electric utilities in the province of Alberta, Canada. The agreement includes an initial list of potential customers with projects valued at over $6 million and represents potentially 60 MWh of TES capacity.

Awards

●	The European Investment Bank named Brenmiller an “Innovation Champion” at its EIB AdVenture Debt Summit.

●	Bloomberg New Energy Finance (“BNEF”) selected Brenmiller as a 2024 BNEF Pioneers Finalist for its innovative and commercial-ready approach to industrial decarbonization and ability to overcome key challenges on the path to achieving net zero.

Summary of Financial Results

●	Balance Sheet: As of June 30, 2024, Brenmiller had cash and cash equivalents and restricted deposits of $6.99 million, a net increase of $3.78 million from $3.21 million on December 31, 2023. This is attributable primarily to fundraising during the six months ended June 30, 2024 of approximately $7.97 million in net proceeds from the issuance of ordinary shares, pre-funded warrants and warrants. Total assets increased by 31% as of June 30, 2024, to $13.92 million, primarily due to a $3.78 million increase in cash and cash equivalents following the equity financings completed during the period. Total liabilities decreased by 4% to $7.39 million, primarily driven by a $324,000 reduction in operating lease liabilities. Shareholders’ equity increased by 127% to $6.54 million, largely due to the equity financings completed during the period.

●	Income Statement: Operating loss narrowed for the six months ended June 30, 2024, to $5.38 million, compared to $5.42 million for the same period in 2023. Net loss narrowed by 70% to $1.58 million, down from $5.33 million in the prior year period, primarily driven by a $3.72 million increase in financial income, mainly resulting from a fair value adjustment of warrants.

●	Cash Flow Statement: Net cash used in operating activities for the six months ended June 30, 2024 was $3.86 million, which primarily reflects a net loss of $1.58 million and a non-cash adjustment of $2.46 million. The net increase in cash and cash equivalents and restricted deposits for the six months ended June 30, 2024 was $3.86 million compared to $366,000 in the prior year period.

Subsequent Events

On August 4, 2024, Brenmiller entered into a definitive securities purchase agreement with an existing institutional shareholder for a private placement of 1,000,000 ordinary shares, at a price of $1.05 per share, reflecting a 52% premium to the closing price for the Company’s ordinary shares on Nasdaq on August 2, 2024. The closing of the private placement is subject to certain conditions, including the Company obtaining consent from an existing lender. The investor will have the right to make a further investment for 1,000,000 additional ordinary shares (or ordinary share equivalents) in the event that the Company’s ordinary shares close at or above $2.50 per share within the next 12 months.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy Companies. For more information visit the company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the growing unmet need for on-demand access to around-the-clock renewable energy storage solutions; the Company’s project pipeline potentially worth up-to $500 million in value; the Company’s ability to deliver meaningful cost savings and emissions reductions for its customers as well as recurring revenues for the Company and value for its shareholders; the Company’s ability to accelerate towards definitive contracts, construction groundbreaking, and recurring revenue generation while reducing carbon footprint; the Company’s development of the bGen™ Cool for data center applications and the anticipated minimal investment needed to adapt our bGen™ thermal battery for data center applications; and Company’s expectation that the gigafactory will be fully operational by the end of 2024, with capacity to produce up-to 4 GWh of bGen™ systems annually; future market demand for bGen™ and the Company’s ability to deliver over the remainder of 2024 and into the future; that Brenmiller will generate revenues from both selling heat as a service and offering balancing services to the electricity grid; the installation of bGen™ ZERO at the Tempo plant and the timeline for the various installation phases, that assembly is expected to be completed by the end of the 2024 and commissioned in May 2025; that bGen™ ZERO will save Wolfson Hospital up to $1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year; and additional potential sales and revenue estimations. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$6,966	$3,183
Restricted deposits	33	34
Trade receivables, net of allowance for credit losses of $669 and $380 as of June 30, 2024 and December 31, 2023	-	278
Prepaid expenses and other receivables	558	467
Inventory	625	607
TOTAL CURRENT ASSETS	8,182	4,569

NON-CURRENT ASSETS:
Restricted deposits	81	85
Operating lease right-of-use assets, net	850	1,144
Property, plant and equipment	4,811	4,563
Other asset	-	233
TOTAL NON-CURRENT ASSETS	5,742	6,025

TOTAL ASSETS	$13,924	$10,594

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS (Cont.)

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2024	December 31, 2023
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade payables	$172	$321
Deferred revenue	387	387
Other payables	1,653	1,401
Current maturities of operating lease liabilities	544	611
TOTAL CURRENT LIABILITIES	2,756	2,720

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	4,345	4,461
Warrants’ liability	11	-
Operating lease liabilities	276	533
TOTAL NON-CURRENT LIABILITIES	4,632	4,994

COMMITMENTS

TOTAL LIABILITIES	7,388	7,714

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value - Authorized 15,000,000 ; Issued and outstanding 5,958,757 and 2,151,745 as of June 30, 2024 and December 31, 2023, respectively	124	124
Additional paid in capital	105,474	100,237
Foreign currency cumulative translation reserve	(2,053)	(2,053)
Accumulated deficit	(97,009)	(95,428)
TOTAL SHAREHOLDERS’ EQUITY	6,536	2,880
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,924	$10,594

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands, except for per share data)

	Six months ended June 30
	2024	2023
REVENUES -
Engineering services	-	$580
	-	580
COSTS AND EXPENSES:
COST OF REVENUES	(408)	(1,193)
RESEARCH AND DEVELOPMENT, NET	(1,808)	(1,711)
SELLING AND MARKETING	(616)	(687)
GENERAL AND ADMINISTRATIVE	(2,313)	(2,409)
OTHER INCOME (EXPENSES), NET	(230)	2
OPERATING LOSS	(5,375)	(5,418)
INTEREST EXPENSES	(85)	(69)
OTHER FINANCIAL INCOME, NET	3,879	159
FINANCIAL INCOME (EXPENSES), NET	3,794	90
NET LOSS	(1,581)	(5,328)

NET LOSS PER ORDINARY SHARE:
Basic and diluted loss	$(0.45)	$(3.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	3,510,328	1,765,142

NET LOSS, as above	$(1,581)	$(5,328)
OTHER COMPREHENSIVE LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	-	(423)
COMPREHENSIVE LOSS	$(1,581)	$(5,751)

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(US dollars in thousands)

	Six months ended June 30
	2024	2023
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the period	$(1,581)	$(5,328)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	56	65
Non-cash interest and exchange rate differences, net	(25)	(45)
Fair value adjustment of warrants’ liability	(4,114)	-
Warrants issuance costs	473	-
Share-based compensation	915	1,409
Other	233	-
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses and receivables	187	(353)
Decrease (increase) in inventory	(18)	301
Increase (decrease) in trade payables	(149)	331
Increase in other payables and deferred revenue	159	40
Net cash used in operating activities	(3,864)	(3,580)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(26)	(7)
Installation of a production facility	(225)	(2,090)
Restricted deposit withdrawn	4	3
Other	-	2
Net cash used in investing activities	(247)	(2,092)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and prefunded warrants	5,651	6,087
Proceeds from issuance of warrants’ liability	3,176	-
Fund raising and issuance costs	(856)	(49)
Exercise of options and warrants	3	-
Net cash provided by financing activities	7,974	6,038
NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	3,863	366
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	(81)	(134)
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF PERIOD	3,217	6,542
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF PERIOD	$6,999	$6,774